SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934*



                     North American Technologies Group, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   657193-10-8
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Catherine Bartniski
                    The CCG Charitable Remainder Unitrust #1
                                14405 Brown Road
                                Tomball, TX 77375
                              (281) 290-8331 x 102
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                    December 31, 1997 through June 13, 2000
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 657193-10-8

      (1)   Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            The CCG Charitable Remainder Unitrust # 1

      (2)   Check the Appropriate Box if a Member of a Group  (See Instructions)
                                                            (a)   [ ]
                                                            (b)   [x]

      (3)   SEC Use Only

      (4)   Source of Funds  (See Instructions)

                                                                  OO

      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  [ ]

      (6)   Citizenship or Place of Organization

            The Charitable Remainder Unitrust # 1 is a trust formed under the laws of the state of Texas

Number of    (7)   Sole Voting Power                   0 Shares
Shares Bene-       ____________________________________________________________
ficially     (8)   Shared Voting Power           264,523 Shares
Owned by           ____________________________________________________________
Each Report- (9)   Sole Dispositive Power              0 Shares
ing Person         ____________________________________________________________
With         (10)  Shared Dispositive Power      264,523 Shares

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            264,523 Shares

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  [X]

      (13)  Percent of Class Represented by Amount in Row (11)
            4.07 %

      (14)  Type of Reporting Person (See Instructions)           OO

CUSIP No. 657193-10-8

      (1)   Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            Richard L. Davis

      (2)   Check the Appropriate Box if a Member of a Group  (See Instructions)
                                                            (a)   [ ]
                                                            (b)   [x]

      (3)   SEC Use Only

      (4)   Source of Funds  (See Instructions)
                                                                  OO

      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  [ ]

      (6)   Citizenship or Place of Organization

            United States

Number of    (7)   Sole Voting Power                   0 Shares
Shares Bene-       ____________________________________________________________
ficially     (8)   Shared Voting Power           264,523 Shares
Owned by           ____________________________________________________________
Each Report- (9)   Sole Dispositive Power              0 Shares
ing Person         ____________________________________________________________
With         (10)  Shared Dispositive Power      264,523 Shares

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            264,523 Shares

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  [X]

      (13)  Percent of Class Represented by Amount in Row (11)
            4.07 %

      (14)  Type of Reporting Person (See Instructions)    IN

CUSIP No. 657193-10-8

      (1)   Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            CCG VENTURE PARTNERS, LLC

      (2)   Check the Appropriate Box if a Member of a Group  (See Instructions)
                                                           (a)    [ ]
                                                           (b)    [x]

      (3)   SEC Use Only

      (4)   Source of Funds  (See Instructions)
                                                                  OO

      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  [ ]

      (6)   Citizenship or Place of Organization

            Texas

Number of    (7)   Sole Voting Power                        0 Shares
Shares Bene-       ____________________________________________________________
ficially     (8)   Shared Voting Power                264,523 Shares
Owned by           ____________________________________________________________
Each Report- (9)   Sole Dispositive Power                   0 Shares
ing Person         ____________________________________________________________
With         (10)  Shared Dispositive Power           264,523 Shares

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  264,523 Shares

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  [X]

      (13)  Percent of Class Represented by Amount in Row (11)
                  4.07 %

      (14)  Type of Reporting Person (See Instructions)    IA

CUSIP No. 657193-10-8

      (1)   Name of Reporting Person
            S.S. or I.R.S. Identification Nos. of Above Person (entities only)

            John Kiltz

      (2)   Check the Appropriate Box if a Member of a Group  (See Instructions)
                                                           (a)    [ ]
                                                           (b)    [x]

      (3)   SEC Use Only

      (4)   Source of Funds  (See Instructions)
                                                                  OO


      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  [ ]

      (6)   Citizenship or Place of Organization

            United States

Number of    (7)   Sole Voting Power                        0 Shares
Shares Bene-       ____________________________________________________________
ficially     (8)   Shared Voting Power                264,523 Shares
Owned by           ____________________________________________________________
Each Report- (9)   Sole Dispositive Power                   0 Shares
ing Person         ____________________________________________________________
With         (10)  Shared Dispositive Power           264,523 Shares

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            264,523 Shares

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  [X]

      (13)  Percent of Class Represented by Amount in Row (11)
            4.07 %

      (14)  Type of Reporting Person (See Instructions)    IN

CUSIP No. 657193-10-8

      (1)   Name of Reporting Person
            S.S. or I.R.S. Identification Nos. of Above Person (entities only)

            Erin Kiltz

      (2)   Check the Appropriate Box if a Member of a Group  (See Instructions)
                                                           (a)    [ ]
                                                           (b)    [x]

      (3)   SEC Use Only

      (4)   Source of Funds  (See Instructions)
                                                                  OO


      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  [ ]

      (6)   Citizenship or Place of Organization

            United States

Number of    (7)   Sole Voting Power                        0 Shares
Shares Bene-       ____________________________________________________________
ficially     (8)   Shared Voting Power                      0 Shares
Owned by           ____________________________________________________________
Each Report- (9)   Sole Dispositive Power                   0 Shares
ing Person         ____________________________________________________________
With         (10)  Shared Dispositive Power                 0 Shares

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            0 Shares

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  [ ]

      (13)  Percent of Class Represented by Amount in Row (11)
            0

      (14)  Type of Reporting Person (See Instructions)    IN

AMENDMENT NO. 1 TO SCHEDULE 13D

            The undersigned reporting persons hereby amend and supplement their statement on Schedule 13D as originally filed on July 30, 1996 the ("Original Statement"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of North American Technologies Group, a Delaware corporation (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM  1.          SECURITY AND ISSUER

            Item 1 of the Original Statement is hereby amended and supplemented as follows:

            The address of the principal executive offices of the Issuer is 14315 West Hardy Road, Houston, Texas 77060.

ITEM 2.           IDENTITY AND BACKGROUND

            Item 2 of the Original Statement is hereby amended and supplemented to add the following information:

            The principal address of the CCG Charitable Remainder Unitrust #1 is 14405 Brown Road, Tomball, Texas 77375.

            The two shareholders of the corporate Investment Manager are John A. Kiltz and Erin O. Kiltz, each of whom owns 50% of the stock of the Investment Manager ("the Investment Manager Shareholders"). John A. Kiltz became the Manager of the Investment Manager on December 19, 1997. Erin O. Kiltz was a Manager of the Investment Manager from December 7, 1998 through January 1, 2000.

            MANAGERS AND EXECUTIVE OFFICERS OF THE INVESTMENT MANAGER

                                                         NAME, PRINCIPAL BUSINESS
                                                         ADDRESS OF ORGANIZATION IN
NAME AND BUSINESS          CAPACITY IN     PRINCIPAL     WHICH PRINCIPAL OCCUPATION IS
    ADDRESS                WHICH SERVES    OCCUPATION             CONDUCTED
--------------------------------------------------------------------------------------
John A. Kiltz                Manager        Manager       CCG Venture Partners, LLC
14405 Brown Road                                          14405 Brown Road
Tomball, Texas 77375                                      Tomball, TX 77375

Richard L. Davis             Chief          Chief         CCG Venture Partners, LLC
14405 Brown Road             Executive      Executive     14405 Brown Road
Tomball, Texas 77375         Officer        Officer       Tomball, TX 77375

ITEM 3.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

            On March 31, 1997 the Trust purchased from the Issuer in a private placement 1,500 shares of the Issuer's Series G Subseries I Cumulative Convertible Preferred Stock for $150,000 in cash. The source of the funds for such purchase was proceeds of sales of other investments by the Trust.

            On March 31, 1999 the Trust purchased from the Issuer in a private placement 500 shares of the Issuer's Series G Subseries III Cumulative Convertible Preferred Stock for $50,000 in cash. The source of the funds for such purchase was proceeds of sale of other investments by the Trust.

            Reference is made to Item 5 below for information regarding securities of the Issuer acquired upon conversion of various series of the Issuer's Preferred Stock and upon the exercise of a warrant.

ITEM 4.           PURPOSE OF TRANSACTION

            Item 4 of the Original Statement is hereby amended and supplemented to add the following information:

            The purpose of the acquisition by the Trust of the shares of Series G Subseries I was for investment purposes. The purpose of the acquisition by the Trust of the shares of Series G Subseries III Cumulative Convertible Preferred Stock was for investment purposes. Discussions leading to each such investment were initiated by the Issuer.

            The Trust has sold shares of Common Stock from time to time as described in Item 5. The reporting persons expect that the Trust may dispose of additional shares in the open market. Such dispositions may occur in the near future. Alternatively, the Trust may consider transferring Common Stock to the beneficiaries of the Trust and/or to the Investment Manager in satisfaction of management fees.

            Mark E. Leyerle resigned from the Issuer's Board of Directors and was replaced on the Board of Directors by Richard L. Davis in June 1997. In September 1998, the Board of Directors accepted Richard L. Davis's resignation from the Issuer's Board of Directors.

            Michael E. Novelli resigned as a Manager of the Investment Manager at the end of 1996. Mark E. Leyerle resigned as a Manager of the Investment Manager at the end of 1997. In connection with the termination of Mr. Leyerle's relationship with the Investment Manager, the Trust granted to Mr. Leyerle an option described in Item 5 to purchase preferred stock and warrants convertible into or exercisable for Common Stock.

            Except as described above the reporting persons have no plans or proposals that relate to or would result in any of the actions or circumstances described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Original Statement is hereby amended and supplemented to add the following information:

            On the following dates, the Trust received the number of shares of the class of securities indicated as dividends on the series of Preferred Stock indicated. All share numbers give effect to one-for-nine reverse stock split effected as of the close of business on May 12, 1998.

               NUMBER OF
              SECURITIES     CLASS AND SERIES OF        CLASS AND SERIES OF PREFERRED
              RECEIVED AS   SECURITIES RECEIVED AS        STOCK ON WHICH DIVIDEND WAS
    DATE       DIVIDEND            DIVIDEND                       DISTRIBUTED
 ==========  ============  ========================   ================================
  12/31/97       594.6400              F                               F
 ----------  ------------  ------------------------   --------------------------------
  12/31/97       104.6672             G I                             G I
 ----------  ------------  ------------------------   --------------------------------
  6/30/98        634.7782              F                               F
 ----------  ------------  ------------------------   --------------------------------
  6/30/98        111.7322             G I                             G I
 ----------  ------------  ------------------------   --------------------------------
  12/31/98       677.6258              F                               F
 ----------  ------------  ------------------------   --------------------------------
  12/31/98       119.2741             G I                             G I
 ----------  ------------  ------------------------   --------------------------------
  6/30/99        393.8323              F                               F
 ----------  ------------  ------------------------   --------------------------------
  6/30/99         67.1994             G I                             G I
 ----------  ------------  ------------------------   --------------------------------
  6/30/99           .9375            G III                           G III
 ----------  ------------  ------------------------   --------------------------------
  3/21/00       1315.0197              F                               F
 ----------  ------------  ------------------------   --------------------------------
  3/21/00        233.2191             G I                             G I
 ----------  ------------  ------------------------   --------------------------------
  3/21/00         63.1050            G III                           G III
 ----------  ------------  ------------------------   --------------------------------

            On March 31, 1997 the Trust purchased from the Issuer in a private placement 1,500 shares of the Issuer's Series G Subseries I Cumulative Convertible Preferred Stock for $150,000 in cash.

            On March 31, 1999 the Trust purchased from the Issuer in a private placement 500 shares of the Issuer's Series G Subseries III Cumulative Convertible Preferred Stock for $50,000 in cash.

            By agreement dated as of November 22, 1999 the Trust granted to Mark
E. Leyerle an option to purchase 555 shares of the Issuer's Series F Convertible Preferred Stock (along with 4,150 Series F Warrants which were attached to such shares when originally issued) for an aggregate price of $37,462 and 100 shares of the Issuer's Series G Convertible Preferred

Stock for an aggregate purchase price of $7,675. The shares and warrants subject to the option held by Mr. Leyerle are convertible into or exercisable for an aggregate of 22,442 shares of Common Stock.

            On the following dates, the Trust acquired the number of shares of Common Stock set forth below on conversion of Preferred Stock.

                                                                            COMMON
                                                                            STOCK
  DATE         PREFERRED STOCK AND DIVIDENDS IN ARREARS CONVERTED          ACQUIRED
---------  -------------------------------------------------------------  ----------
 3/21/00   10,555.3583 shares of Series F Preferred Stock                    267,813
---------  -------------------------------------------------------------  ----------
 3/21/00    1,315.0197 shares of Series F Preferred Stock Dividends           33,365
                       in Arrears
---------  -------------------------------------------------------------  ----------
 3/21/00    1,853.4979 shares of Series G Subseries I Preferred Stock         77,130
---------  -------------------------------------------------------------  ----------
 3/21/00      233.2191 shares of Series G Subseries I Preferred Stock          9,705
                       Dividends in Arrears
---------  -------------------------------------------------------------  ----------
 3/21/00      500.9375 shares of Series G Subseries III Preferred Stock       33,396
---------  -------------------------------------------------------------  ----------
 3/21/00       63.1050 shares of Series G Subseries III Preferred Stock        4,202
                       Dividends in Arrears
---------  -------------------------------------------------------------  ----------

            The Trust has effected sales of shares of Common Stock by open market sale effected in the over-the counter market. The date of each such sale, the number of shares sold and the price at which each such sale was effected are set forth below:

                                    NUMBER           PRICE
                     DATE         OF SHARES        PER SHARE
                 -----------    -------------    -------------
                   3/30/00              9,600        2.257
                 -----------    -------------    -------------
                   3/31/00              8,000        2.156
                 -----------    -------------    -------------
                    4/3/00              2,000        2.188
                 -----------    -------------    -------------
                    4/4/00              4,000        2.125
                 -----------    -------------    -------------
                    4/5/00              2,000        2.125
                 -----------    -------------    -------------
                    4/6/00              4,000        2.000
                 -----------    -------------    -------------
                   4/10/00              6,100        2.000
                 -----------    -------------    -------------
                   4/11/00              1,000        2.000
                 -----------    -------------    -------------
                   4/17/00             15,000        1.522
                 -----------    -------------    -------------
                   4/18/00             12,600        1.500
                 -----------    -------------    -------------
                   4/19/00             10,100        1.500
                 -----------    -------------    -------------
                   4/20/00             14,400        1.500
                 -----------    -------------    -------------
                   4/24/00             13,900        1.503
                 -----------    -------------    -------------
                   4/28/00              2,300        1.500
                 -----------    -------------    -------------
                   4/26/00              2,300        1.500
                 -----------    -------------    -------------
                   4/27/00              3,500        1.500
                 -----------    -------------    -------------
                   4/28/00              7,400        1.500
                 -----------    -------------    -------------
                    5/1/00              8,200        1.500
                 -----------    -------------    -------------
                    5/9/00              5,400        1.500
                 -----------    -------------    -------------
                   5/10/00                700        1.500
                 -----------    -------------    -------------
                   5/12/00              6,000        1.500
                 -----------    -------------    -------------
                   5/31/00              8,600        1.500
                 -----------    -------------    -------------
                    6/1/00              1,000        1.500
                 -----------    -------------    -------------
                    6/5/00              5,900        1.500
                 -----------    -------------    -------------
                    6/6/00             21,800        1.500
                 -----------    -------------    -------------
                    6/7/00             19,100        1.500
                 -----------    -------------    -------------
                    6/8/00             27,300        1.500
                 -----------    -------------    -------------
                    6/9/00                400        1.500
                 -----------    -------------    -------------
                   6/12/00             12,700        1.500
                 -----------    -------------    -------------
                   6/13/00             53,943        1.500
                 -----------    -------------    -------------

            As of December 8, 2000, the Trust beneficially owned an aggregate of 264,523 shares of Common Stock (approximately 4.07% of the shares outstanding, determined by reference to the 6,393,054 shares of Common Stock the Issuer reported outstanding in its Quarterly Report on Form 10-Q filed November 13,
2000). Of the 264,523 shares beneficially owned, 136,368 shares consist of Common Stock owned directly, 17,619 shares consist of Common Stock that may be acquired upon conversion of Series F Convertible Preferred Stock,

4,762 shares consist of Common Stock that may be acquired upon conversion of Series G Subseries I Cumulative Convertible Preferred Stock and 83,333 shares consist of Common Stock that may be acquired upon exercise of Series F Warrants. Richard L. Davis may be deemed to be the beneficial owner of such 264,523 shares by reason of being Trustee of the Trust. The Investment Manager and John Kiltz, as manager of the Investment Manager, may also be deemed to be beneficial owners of such 264,523 shares. Voting and Dispositive power may be deemed to be shared among the Trust (as exercised through the sole Trustee, Richard L. Davis), the Investment Manager and the manager of the Investment Manager.

            As described in the Original Statement, the Trust and certain other persons may be deemed to be members of a group for purposes of Rule 13d-5 by virtue of the Voting Agreement and other relationships described therein. The numbers of shares set forth herein do not include shares owned by such other persons. The reporting persons do not know the number of shares of Common Stock beneficially owned by such other persons.

            On June 12, 2000, the Trust and the other reporting persons ceased to be the beneficial owner of more that five percent of the Common Stock, except to the extent it may be deemed to beneficially own shares held by other members of a group which may be deemed to exist as described in the preceding paragraph.

            Except as set forth in this Amendment, neither the Trust nor the other reporting persons have effected any transaction in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Reference is made to Item 4 for information concerning options granted by the Trust to Mark E. Leyerle relating to 555 shares of the Issuer's Series F Convertible Preferred Stock and 100 shares of the Issuer's Series G Convertible Preferred Stock. Except as set forth in Items 4 and 6 of the Original Statement as supplemented hereby or in the Exhibits filed in the Original Statement or herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock that the Original Statement or this Amendment references.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT                             DESCRIPTION
-------     --------------------------------------------------------------------

  1   --    Stock Purchase Agreement dated as of March 31, 1997 among the
            Issuer, its Operating Subsidiaries (as defined therein) signatory thereto, NationsBanc Capital Corporation and the other parties signatory thereto (relating to shares of the Issuer's Series G
            Preferred Stock, Subseries I) [Incorporated by reference to Exhibit
            10.29 to Registration Statement on Form S-3 (No. 333-26347) filed
            April 30, 1997.]

  2   --    Amendment No. 2 to Stockholders' Agreement dated as of April 5, 1996
            [Incorporated by reference to Exhibit No. 10.30 to Registration
            Statement on Form S-3 (No. 333-26347) filed April 30, 1997.]

  3   --    Option Agreement dated as of November 22, 1999 between Mark E.
            Leyerle and CCG Charitable Remainder Unitrust # 1.

                                  SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2000

                        The CCG Charitable Remainder Unitrust # 1

                        By:   CCG Venture Partners, LLC, Investment Manager

                        By: /s/ JOHN KILTZ
                                John Kiltz,
                                Manager

                        /s/ RICHARD L. DAVIS
                            Richard L. Davis


                        CCG Venture Partners, LLC

                        By: /s/ JOHN KILTZ
                                John Kiltz,
                                Manager

                        /s/ JOHN KILTZ
                            John Kiltz


                        /s/ ERIN KILTZ
                            Erin Kiltz